QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.1

May 31, 2002

Board of Directors
Tumbleweed, Inc.
2301 River Road, Suite 200
Louisville, Kentucky 40206

Ladies and Gentlemen:

        I am pleased to extend a proposal on behalf of myself, Terrance Smith and David Roth to acquire all of the outstanding common stock ("Common Stock") of Tumbleweed, Inc. (the "Company"). We also intend to invite a number of other directors and shareholders to join our group as we will determine.

        The transaction would be structured as a tender offer by a company created for that purpose, for all of the outstanding shares of Common Stock not beneficially owned by me or other members of our group. Shareholders would receive cash equal to $1.75 for each share of Common Stock. I believe that my proposal is at a fair price and that the consummation of the proposed transaction would be in the best interests of the Company and its public shareholders. The proposed tender offer price of $1.75 constitutes more than a 47% premium over the average closing price during the last 90 days. Promptly after consummation of the tender offer, the remaining shares of Common Stock owned by the public would be acquired through a merger at the tender offer price.

        Consummation of the transaction will be subject, among other things, to (1) entering into a definitive agreement with the Company in form and substance customary for transactions of this sort, (2) approval of the transaction by a special committee of the Company's Board of Directors consisting of independent members of the Board, (3) receipt of satisfactory financing for the transaction, and (4) receipt of a fairness opinion from the financial advisor to the special committee that the proposed transaction is fair from a financial point of view to the public shareholders.

        We look forward to working with the special committee and its advisors to complete this transaction and hope you will give this proposal your prompt attention. We reserve the right to amend or withdraw this proposal at any time in our sole discretion.

Sincerely,

/s/ GERALD MANSBACH Gerald Mansbach

QuickLinks

  EXHIBIT 99.1